UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35218 / June 25, 2024

In the Matter of

Goldman Sachs BDC, Inc.
Goldman Sachs Private Middle Market Credit LLC
Goldman Sachs Private Middle Market Credit II LLC
Goldman Sachs Middle Market Lending Corp. II
Phillip Street Middle Market Lending Fund LLC
Goldman Sachs Private Credit Corp.
BDC Blocker I, LLC
GSBD Blocker II, LLC
GSBD Blocker III LLC
GSBD Blocker IV LLC
GSBD Wine I, LLC
GSBD Blocker V, LLC
GSBD Blocker VI LLC
MMLC Blocker I, LLC
MMLC Blocker II, LLC
MMLC Blocker III, LLC
MMLC Wine I, LLC
Goldman Sachs Private Middle Market Credit SPV LLC
PMMC Blocker I, LLC
PMMC Blocker II, LLC
PMMC Blocker III, LLC
PMMC Wine I, LLC
Goldman Sachs Private Middle Market Credit II SPV LLC
Goldman Sachs Private Middle Market Credit II SPV II LLC
PMMC II Blocker III LLC
PMMC II Blocker IV LLC
PMMC II Blocker V LLC
PMMC II Blocker VI, LLC
PMMC II Blocker VII, LLC
MMLC II Blocker I, LLC
MMLC II Blocker II, LLC
Phillip Street Middle Market Lending Investments LLC
Phillip Street Middle Market Lending Investment Holdings LLC
Goldman Sachs Asset Management, L.P.
Senior Credit Fund (UCR) LLC

Senior Credit Fund (UCR) SPV LLC
Senior Credit (UWF) LLC
Senior Credit (UWF) SPV LLC
Insurance Private Credit I LLC
Insurance Private Credit II LLC
Senior Credit Fund (Series G) LP
Senior Credit Fund (Series G) Foreign Income Blocker LLC
Broad Street Loan Partners IV Offshore, SLP
Broad Street Loan Partners IV Offshore – Unlevered, SLP
Broad Street Loan Partners IV Offshore –Unlevered B, SLP
West Street Senior Credit Partners III, L.P.
GS Mezzanine Partners VII, L.P.
GS Mezzanine Partners VII Offshore, L.P.
GS Mezzanine Partners VII Offshore Treaty, L.P.
West Street Teno Partners, SLP
Broad Street Teno Partners, S.a r.l.
West Street Generali Partners, SLP
West Street Generali Partners II, SLP
West Street Generali Partners II, S.a r.l.
West Street PKA Partners, SLP
West Street PKA Partners, S.a r.l.
West Street EP, L.P.
West Street EP, S.a r.l.
West Street GCPD Partners, L.P.
West Street GCPD Partners, S.a r.l.
Broad Street VG Partners, SLP
Broad Street VG Partners, S.a r.l.
Broad Street Texas Partners, L.P.
Broad Street Danish Credit Partners, L.P.
West Street Private Credit Partners (A), LP
West Street Private Credit Partners (O), L.P.
West Street Private Credit Partners (O) Investments, L.P.
West Street Private Credit Partners (O) Holding Ltd
West Street Private Credit Partners (O), S.a r.l.
West Street TFL Credit Partners, SLP
West Street NJ Private Credit Partners LP
West Street NJ Private Credit Partners Investments LLC
West Street NJ Private Credit Partners Investment Holdings LLC
West Street NJ Private Credit Partners S.a.r.l.
West Street Mezzanine Partners VIII Offshore Feeder, L.L.C.
West Street Mezzanine Partners VIII Offshore Feeder B, L.P.
West Street Mezzanine Partners VIII Unlevered, SLP
West Street Mezzanine Partners VIII Unlevered II, SLP
West Street Mezzanine Partners VIII Unlevered III, SLP
West Street Mezzanine Partners VIII Treaty, SLP
West Street Mezzanine Partners VIII Europe, SLP

West Street Mezzanine Co-Investment Partners (C), L.P.
West Street Mezzanine Co-Investment Partners (K), L.P.
West Street Mezzanine Co-Investment Partners VIII Offshore (BIC), L.P.
West Street Mezzanine Co-Investment Partners (N), L.P.
WSMP Co-Investment Partners (BIC) Jersey Limited
WSMP Co-Investment Partners (BIC), S.a r.l.
WSMP Co-Investment Partners (BIC), SLP
WSMP Co-Invest Partners (K), S.a r.l.
West Street Mezzanine Co-Investment Partners Unlevered (A), SLP
WSMP VIII Investments A, SLP
WSMP VIII Investment Holdings A, L.P.
WSMP VIII Investments B, LLC
WSMP VIII Investment Holdings B, L.P.
WSMP VIII Investments C, SLP
WSMP VIII Investment Holdings C, L.P.
WSMP VIII Investments D, LLC
WSMP VIII Investment Holdings D, L.P.
WSMP VIII Investments E, SCSP
WSMP VIII Investments F, SCSP
WSMP VIII Investments H, SCSP
WSMP VIII Investments I, SCSP
WSMP VIII Investments J, LP
WSMP VIII Investments K, LP
WSMP VIII Investments L, SLP
WSMP VIII Investments M S.a r.l.
WSMP VIII Investments N S.a r.l.
WSMP VIII Investments O S.a r.l.
WSMP VIII Investments P S.a.r.l.
WSMP VIII Investments Q, LLC
WSMP VIII Investments R, LLC
WSMP VIII Investments S, LLC
WSMP VIII Investments T, SLP
WSMP VIII Investments U, LP
WSMP VIII Investments V, SLP
WSMP VIII Offshore Investments, SLP
West Street Private Markets 2023, L.P.
West Street Private Markets 2023 Offshore, SLP
West Street Credit Co-Investment Partners (I), L.P.
West Street Loan Partners V, SLP
West Street Loan Partners V (B), SLP
West Street Loan Partners V—Unlevered, SLP
West Street Loan Partners V (GBP)—Unlevered (B), SLP
West Street Loan Partners V Europe, SLP
West Street Loan Partners V Offshore Europe (USD), L.P.
West Street Loan Partners V Offshore Europe (EUR), L.P.
West Street Loan Partners V Europe (EUR)—Unlevered, SLP

West Street Loan Partners V Europe (EUR)—Unlevered II, SLP
West Street Credit Partners (ACA), SLP
West Street Asia Private Credit Partners (O), LP
West Street Asia Private Credit Partner (O) Hedge SPV L.P.
West Street Asia Private Credit Partners (O) Pte. Ltd.
West Street PKA Partners II, SLP
West Street Private Markets 2024, L.P.
West Street Private Markets 2024 Offshore, L.P.
West Street Private Markets 2024 Luxembourg, SLP
Broad Street Credit Holdings LLC
Goldman Sachs Specialty Lending Group, L.P.
Goldman Sachs Bank USA
Broad Street Principal Investments, L.L.C.
Special Situations Investing Group II, LLC
GS Fund Holdings L.L.C.

200 West Street, 15th Floor
New York, NY 10282
Tel: (212) 902-1000

(812-15434)

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Goldman Sachs BDC, Inc., et al. filed an application on February 6, 2023, and amendments to
the application on June 16, 2023 and December 7, 2023, requesting an order to amend a prior
order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and
rule 17d-1 under the Act ("Prior Order"). The Prior Order permitted certain joint transactions
otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. In
particular, the Prior Order permitted certain business development companies and closed-end
management investment companies (collectively, the "Regulated Funds") to co-invest in
portfolio companies with each other and with certain affiliated investment entities.

On May 9, 2024, a notice of the filing of the application was issued (Investment Company Act
Release No. 35191). Due to a clerical error, the notice was published with the incorrect file
number and, therefore, on May 31, 2024, the Commission published a new notice (Investment
Company Act Release No. 35191A) in the Federal Register. The notice gave interested persons
an opportunity to request a hearing and stated that an order disposing of the application would be
issued unless a hearing was ordered. No request for a hearing has been filed, and the
Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions

is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Goldman Sachs BDC, Inc., et al. (File No. 812-15434) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood
Assistant Secretary